NEXGEN ENERGY LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Fiscal Year Ended December 31, 2017

Dated March 2, 2018

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the year ended December 31, 2017 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the audited consolidated annual financial statements as at and for the years ended December 31, 2017 and December 31, 2016 and the notes thereto (together, the “Annual Financial Statements”) and other corporate filings including NexGen’s annual information form all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

It is important to note that in accordance with International Financial Reporting Standards (“IFRS”), IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.

Financial Statements

Management is responsible for the Annual Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) has been delegated the responsibility of reviewing and approving the Annual Financial Statements and MD&A.

The Annual Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Annual Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook 1 Project including the key assumptions, parameters and methods used to estimate the updated mineral resource and preliminary economic assessment (“PEA”) set forth below, please refer to the technical report entitled “Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada” dated September 14, 2017 (the “Rook 1 PEA Technical Report”) prepared by Jason Cox, David Robson, Mark Mathisen, David Ross, Val Coetzee and Mark Wittrup, each of whom is a “qualified person” under NI 43-101. The Rook 1 PEA Technical Report is available for review under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml).

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

BACKGROUND

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) on March 8, 2011 as “Clermont Capital Inc.”, a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange. On April 19, 2013, the Company completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”.

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada. NexGen’s principal asset is its 100% interest in the Rook 1 project, an advanced exploration project in the Athabasca Basin, Saskatchewan (the “Rook 1 Project”).

The Rook 1 Project is located in the southwest Athabasca Basin and is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Rook 1 Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American, LLC (“NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 63.9% of the outstanding common shares of IsoEnergy, as of the date hereof.

OVERALL PERFORMANCE

General

In the fiscal year ended December 31, 2017, the Company continued exploration activities at its Rook 1 Project including the completion of 75,000 metres of drilling both regionally and at the Arrow deposit and completed and announced the results of a preliminary economic assessment thereon.

Also in the fiscal year ended December 31, 2017, the Company completed a financing raising aggregate gross proceeds of US$110 million (the “Financing”) consisting of a private placement of: (a) 24,146,424 common shares at a price of US$2.0707 per share, for gross proceeds of US$50 million (the “Placement Shares”); and (b) US$60 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2017 Debentures”) with affiliates of CEF Holdings Limited and/or its shareholders (collectively, the “Investors”) and in connection therewith (i) extended the maturity date of the existing 7.5% unsecured convertible debentures (the “2016 Debentures” and together with the 2017 Debentures, the “Convertible Debentures”) from June 11, 2021 to July 22, 2022 to match the maturity date of the 2017 Debentures; and (ii) revised and consolidated certain other non-financial provisions of the 2016 Debentures, including the strategic alignment provisions, into an investor rights agreement, described in detail below under “Discussion of Operations”.

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2017, the Company had cash and cash equivalents of $164,943,850 (December 31, 2016: $31,090,313; December 31, 2015: $34,303,982), short-term investments of $nil (December 31, 2016: $47,455,100; December 31, 2015: $nil), an accumulated deficit of $88,038,390 (December 31, 2016: $32,743,616; December 31, 2015: $17,398,941) and working capital of $162,745,615 (defined as current assets less accounts payable and accrued liabilities) (December 31, 2016: $77,176,523; December 31, 2015: $33,814,193).

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital; exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled “Risk Factors” below and in the Company’s most recent annual information form.

At maturity of the Convertible Debentures, the US$120 million principal amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to repay the entire principal amount. Accordingly, unless the Company commences generating revenue prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms. In addition, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may increase the cost of repayment of the Convertible Debentures.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

SELECTED FINANCIAL INFORMATION

Results of Operations

The following financial data is derived from the Annual Financial Statements for the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2017	2016	2015

Total Revenue	$-	$-	$-
Loss and comprehensive loss for the year	56,830,610	17,531,665	4,647,317
Basic and Diluted Loss per Common Share	0.17	0.06	0.02

Operating expenses
Salaries, benefits and directors’ fees	$3,993,277	$3,021,957	$1,230,443
Office and administrative	1,502,988	1,214,072	501,705
Professional fees	1,725,921	1,007,338	510,434
Travel	639,559	506,365	543,972
Depreciation	758,063	626,964	246,130
Share-based payments	9,183,667	8,100,213	2,112,952
Impairment of exploration and evaluation
assets	87,749	964,858	-
Finance income	(1,305,784)	(466,505)	(193,344)
Mark to market loss (gain) on convertible debentures	27,522,985	(3,311,719)	-
Interest expense	8,693,847	3,487,001	-
Convertible debenture issuance costs	2,811,146	4,052,398	-
Foreign exchange loss (gain)	1,225,599	(2,407,000)	6,291
Gain on settlement of short-term loan	-	-	(99,122)
Business acquisition costs of subsdiary	-	565,079	-
Employee relocation and other costs	-	94,868	-
Loss on disposal of equipment	24,905	-	-

Loss from operations	$56,863,922	$17,455,889	$4,859,461

Deferred income tax expense (recovery)	(33,312)	75,776	(212,144)

Loss and comprehensive loss for the year	$56,830,610	$17,531,665	$4,647,317

Loss and comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$56,038,329	$16,893,468	$4,647,317
Non-controlling interests in IsoEnergy Ltd.	792,281	638,197	-

Loss and comprehensive loss for the year	$56,830,610	$17,531,665	$4,647,317

Loss per common share attributable to the Company’s common shareholders – basic and diluted	$0.17	$0.06	$0.02

Weighted average number of common shares outstanding – basic and diluted	321,921,938	300,298,973	232,516,553

Fiscal year ended December 31, 2017 vs fiscal year ended December 31, 2016

In the fiscal year ended December 31, 2017, NexGen incurred a net loss of $56,830,610 or $0.17 per common share, compared to a net loss of $17,531,665 or $0.06 per common share for the fiscal year ended December 31, 2016.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Salaries, benefits and directors’ fees increased from $3,021,957 in the fiscal year ended December 31, 2016 to $3,993,277 in the fiscal year ended December 31, 2017 due to an increase in staff complement, special bonuses, ordinary annual salary increases, higher directors’ fees and IsoEnergy salaries and directors’ fees for the full period in the fiscal year ended December 31, 2017.

Office and administrative costs increased from $1,214,072 in the fiscal year ended December 31, 2016 to $1,502,988 in the fiscal year ended December 31, 2017 mainly due to additional regulatory filing fees incurred in connection with the NYSE American listing, new Saskatoon office rent and IsoEnergy office rent for the full fiscal period ended December 31, 2017.

Professional fees increased from $1,007,338 in the fiscal year ended December 31, 2016 to $1,725,921 in the fiscal year ended December 31, 2017 mainly due to auditor and legal fees relating to the NYSE American listing, higher legal fees pertaining to increased corporate disclosure obligations and operational matters, and a significant increase in directors and officers’ insurance premiums in the fiscal year ended December 31, 2017.

Travel expenses increased from $506,365 in the fiscal year ended December 31, 2016 to $639,559 in the fiscal year ended December 31, 2017 mainly due to higher investor relations related travel.

Depreciation increased from $626,964 in the fiscal year ended December 31, 2016 to $758,063 in the fiscal year ended December 31, 2017 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $8,100,213 in the fiscal year ended December 31, 2016 to $9,183,667 in the fiscal year ended December 31, 2017. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the fiscal year ended December 31, 2017, 6,200,000 stock options were granted with a weighted average fair value per option of $2.13. The higher weighted average fair value per option contributed significantly to the increase in share-based payments charged in the fiscal year ended December 31, 2017.

Impairment of exploration and evaluation assets decreased from $964,858 in the fiscal year ended December 31, 2016 to $87,749 in the fiscal year ended December 31, 2017 mainly due less mineral claims being relinquished in the fiscal year ended December 31, 2017.

Finance income increased from $466,505 in the fiscal year ended December 31, 2016 to $1,305,784 in the fiscal year ended December 31, 2017 due to interest accruing, at higher rates and on higher balances, and for the full fiscal period ended December 31, 2017.

The Company incurred a mark to market loss on the Convertible Debentures of $27,522,985 during the fiscal year ended December 31, 2017 as compared to a mark to market gain of $3,311,719 in the fiscal year ended December 31, 2016. Mark to market gains and losses result from the fair value remeasurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The mark to market loss for the fiscal year ended December 31, 2017 is due mainly to an increase in the Company’s share price from $2.33 and $3.04 at December 31, 2016 and July 21, 2017, respectively, to $3.21 at December 31, 2017 and the fluctuation in foreign exchange rates.

Interest expense increased from $3,487,001 in the fiscal year ended December 31, 2016 to $8,693,847 in the fiscal year ended December 31, 2017. This increase is due to (i) 2016 Debenture interest accruing for the full fiscal period ended December 31, 2017 as compared to the partial period commencing on the June 10, 2016 issue date and ending December 31, 2016; and (ii) interest earned on the proceeds of the 2017 Debentures commencing on the July 21, 2017 issue date in the fiscal year ended December 31, 2017 as compared to $nil in the fiscal year ended December 31, 2016.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Convertible Debenture issuance costs decreased from $4,052,398 in the fiscal year ended December 31, 2016 to $2,811,146 in the fiscal year ended December 31, 2017 due to the allocation of Financing issuance costs across the various securities issued in the fiscal year ended December 31, 2017. Transaction costs in respect of Convertible Debentures which are measured at fair value through profit or loss are recognized in the statement of loss and comprehensive loss as they are incurred.

The Company incurred a foreign exchange gain of $2,407,000 in the fiscal year ended December 31, 2016 compared to a foreign exchange loss of $1,225,599 in the fiscal year ended December 31, 2017. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on December 31, 2017.

Business acquisition costs decreased from $565,079 in the fiscal year ended December 31, 2016 to $nil in the fiscal year ended December 31, 2017 due to costs incurred as part of a series of transactions relating to the listing of IsoEnergy on the TSX-V in the fiscal year ended December 31, 2016.

Employee relocation and other costs decreased from $94,868 in the fiscal year ended December 31, 2016 to $nil in the fiscal year ended December 31, 2017 primarily due to the relocation of IsoEnergy’s chief executive officer to Canada in the fiscal year ended December 31, 2016 and a non-recurring event.

Loss on disposal of equipment increased from $nil in the fiscal year ended December 31, 2016 to $24,905 in the fiscal year ended December 31, 2017 due to the disposal of field equipment in the fiscal year ended December 31, 2017.

A deferred income tax recovery of $33,312 was incurred in the fiscal year ended December 31, 2017 as compared to an expense of $75,776 in the fiscal year ended December 31, 2016. This relates to IsoEnergy’s deferred income tax recovery on losses recognized in the period, offset by the renunciation of flow-through shares and income recognition on the flow-through share premium liability in the fiscal year ended December 31, 2017.

Fiscal year ended December 31, 2016 vs fiscal year ended December 31, 2015

In the fiscal year ended December 31, 2016, NexGen incurred a loss and comprehensive loss of $17,531,665, or a loss per common share of $0.06, compared to a loss and comprehensive loss of $4,647,317, or a loss of $0.02 per common share, in the fiscal year ended December 31, 2015. The increased loss in the fiscal year ended December 31, 2016 as compared to the fiscal year ended December 31, 2015 is due primarily to an increase in share-based payments expense of $6.0 million, an increase in salaries, benefits and directors’ fees of $1.8 million, impairment of exploration and evaluation assets of $1.0 million, convertible debenture issuance costs of $4.1 million and an interest expense of $3.5 million, business acquisition costs of $0.6 million, office and administrative costs of $0.7 million, professional fees of $0.5 million and depreciation expense of $0.4 million; offset by a mark to market gain on convertible debentures of $3.3 million and a foreign exchange gain of $2.4 million.

Salaries, benefits and directors’ fees increased from $1,230,443 in the fiscal year ended December 31, 2015 to $3,021,957 in the fiscal year ended December 31, 2016 mainly due to an increase in staff complement, special bonuses, ordinary annual salary increases and IsoEnergy salaries and directors’ fees.

Office and administrative costs increased from $501,705 in the fiscal year ended December 31, 2015 to $1,214,072 in the fiscal year ended December 31, 2016. This was mainly due to increased filing and regulatory fees upon the Company’s graduation to the TSX, increased rent for the Company’s head office and rent for IsoEnergy’s head office.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Professional fees increased from $510,434 in the fiscal year ended December 31, 2015 to $1,007,338 in the fiscal year ended December 31, 2016 mainly due to legal fees relating to the transfer of certain properties to the Subsidiaries, the Company’s graduation to the TSX and the listing of IsoEnergy on the TSX-V.

Travel expenses of $543,972 in the fiscal year ended December 31, 2015 were comparable to travel expenses of $506,365 in the fiscal year ended December 31, 2016.

Depreciation increased from $246,130 in the fiscal year ended December 31, 2015 to $626,964 in the fiscal year ended December 31, 2016 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $2,112,952 in the fiscal year ended December 31, 2015 to $8,100,213 in the fiscal year ended December 31, 2016. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the fiscal year ended December 31, 2016, 10,200,000 stock options were granted with a weighted average fair value per option of $1.65. This higher weighted average fair value per option contributed significantly to the increase in share-based payments charged in the fiscal year ended December 31, 2016.

Impairment of exploration and evaluation assets increased from $nil in the fiscal year ended December 31, 2015 to $964,858 in the fiscal year ended December 31, 2016 due to the relinquishment of certain mineral claims during the fiscal year ended December 31, 2016.

Finance income increased from $193,344 in the fiscal year ended December 31, 2015 to $466,505 in the fiscal year ended December 31, 2016 due to an increase in interest earned on cash and cash equivalent balances and short-term investments.

The Company incurred a mark to market gain on the 2016 Debentures of $3,311,719 during the fiscal year ended December 31, 2016 compared to $nil in the fiscal year ended December 31, 2015. This mark to market gain represents the result of the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The changes were the result of a decline in share price, offset by fluctuation in foreign exchange.

Interest expense increased from $nil in the fiscal year ended December 31, 2015 to $3,487,001 in the fiscal year ended December 31, 2016. This includes interest paid and accrued for the year ended December 31, 2016 on the 2016 Debentures which bear interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred issuance costs of $4,052,398 in the fiscal year ended December 31, 2016 in connection with the issue of the Convertible Debentures and $nil in the fiscal year ended December 31, 2015. Transaction costs in respect of Debentures, which are measured as at fair value through profit or loss, are recognized in the statement of loss and comprehensive loss as they are incurred.

The Company incurred a foreign exchange loss of $6,291 in the fiscal year ended December 31, 2015 compared to a gain of $2,407,000 in the fiscal year ended December 31, 2016. These amounts are the result of foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on December 31, 2016.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

The gain on settlement of a short-term loan decreased from $99,122 in the fiscal year ended December 31, 2015 to $nil in the fiscal year ended December 31, 2016. A short-term loan to Tigers Realm Minerals Pty Ltd. was fully settled through the issuance of common shares and the gain on settlement was recorded on the statement of loss and comprehensive loss in the fiscal year ended December 31, 2015.

The Company incurred business acquisition costs of $565,079 in the fiscal year ended December 31, 2016 compared to $nil in the fiscal year ended December 31, 2015. These costs were incurred as part of a series of transactions relating to the listing of IsoEnergy on the TSX-V in the fiscal year ended December 31, 2016.

The Company incurred employee relocation and other costs of $94,868 in the fiscal year ended December 31, 2016 compared to $nil in the fiscal year ended December 31, 2015. This primarily relates to the relocation of IsoEnergy’s chief executive officer to Canada in the fiscal year ended December 31, 2016.

A deferred income tax recovery of $212,144 was incurred in the fiscal year ended December 31, 2015 as compared to an expense of $75,776 in the fiscal year ended December 31, 2016. This relates to IsoEnergy’s deferred income tax expense on losses recognized by the renunciation of flow-through shares in the fiscal year ended December 31, 2016 and the Company’s deferred income tax recovery on qualifying expenditures made in the fiscal year ended December 31, 2015.

Financial Position

The following financial data is derived from the Annual Financial Statements for the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	December 31,	December 31,	December 31,
	2017	2016	2015

Exploration and evaluation assets	$152,412,555	$109,446,920	$65,136,513
Total assets	$323,079,350	$192,496,385	$101,155,424
Total current liabilities	$3,014,430	$2,428,124	$999,787
Total non-current liabilities	$171,724,215	$71,061,995	$-
Distributions or cash dividends declared per share	$-	$-	$-

Financial Position as at December 31, 2017 vs December 31, 2016

NexGen had cash and cash equivalents totaling $164,943,850 as at December 31, 2017 compared to $31,090,313 as at December 31, 2016. This increase in cash and cash equivalents was due to $75,294,000 of cash received from the issuance of the 2017 Debentures, $60,225,368 of cash received from private placements, $3,985,175 of cash received from stock option and warrant exercises, $47,455,100 of cash received from the redemption of short-term investments, $1,017,249 of cash received from IsoEnergy financings; offset by exploration and evaluation asset and equipment expenditures of $35,960,842 and $1,859,729, respectively, $5,416,686 of interest paid on the 2016 Debenture and 2017 Debenture and $11,144,497 of cash used in operating activities.

Exploration and evaluation assets increased from $109,446,920 as at December 31, 2016 to $152,412,555 as at December 31, 2017 due to an increase in expenditures made on exploration and evaluation assets.

Current liabilities increased from $2,428,124 as at December 31, 2016 to $3,014,430 as at December 31, 2017. The majority of this increase is related to the timing of payments for exploration and evaluation expenditures, interest accruals for the Convertible Debentures and compensation accruals for amounts owing to officers and directors.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Non-current liabilities increased from $71,061,995 as at December 31, 2016 to $171,724,215 as at December 31, 2017 due to the issuance of the 2017 Debentures and net increase in fair value of the Convertible Debentures resulting primarily from fluctuations in the Company’s share price and foreign exchange rates since December 31, 2016 for the 2016 Debentures and July 21, 2017 for the 2017 Debentures.

Financial Position as at December 31, 2016 vs December 31, 2015

Total assets increased by $91.3 million as at December 31, 2016 compared to December 31, 2015. This increase in total assets resulted from the following: (i) a $44.3 million increase in exploration and evaluation assets (of which $39.2 million was spent on exploration at the Rook 1 Project, $2.1 million was spent mainly on geophysical surveys at the Company’s other properties, and $4.0 million was spent by IsoEnergy on mineral property acquisitions and exploration; offset by an impairment of $1.0 million in respect of the Company’s other properties); (ii) a $2.4 million increase in capital expenditures for camp expansion and road construction at the Rook 1 Project; (iii) a net $44.2 million increase in cash and cash equivalents and short-term investments; and (iv) a $0.4 million increase in amounts receivable consisting of input tax credits receivable from the Government of Canada.

Both the direct costs associated with the acquisition of the Company’s mineral property interests and the exploration and evaluation expenditures are capitalized on the statement of financial position as they are incurred. If the right to explore a property has been allowed to expire, or if continued exploration is not deemed appropriate in the foreseeable future, the entire property value, including its related acquisition costs, is written off.

Current liabilities increased by $1.4 million as at December 31, 2016 compared to December 31, 2015. This increase in current liabilities represents an increase in accounts payable and accrued liabilities of $0.8 million, an increase in flow-through share premium liability of $0.2 million and a debenture interest expense accrual of $0.4 million.

Non-current liabilities increased by $71.1 million as at December 31, 2016 as compared to $nil as at December 31, 2015, as a result of the issue and sale of the Debentures.

DISCUSSION OF OPERATIONS

Corporate

On May 17, 2017, the Company commenced trading on the NYSE American under the symbol “NXE”, and its common shares ceased trading on the OTCQX as of the close of trading on May 16, 2017.

On July 21, 2017, the Company completed the Financing and in connection therewith amended and restated the trust indenture entered into between Computershare Trust Company of Canada and the Company dated June 10, 2016 in respect of the 2016 Debentures to extend the maturity date of the 2016 Debentures to match the maturity date of the 2017 Debentures. In addition, certain non-financial provisions of the 2016 Debentures, including in particular the strategic alignment provisions were revised and consolidated into the investor rights agreement described below.

An establishment fee consisting of 869,271 common shares, calculated as 3% of the aggregate principal amount of the 2017 Debentures at a deemed price of US$2.0707 per share, was paid to the Investors in connection with the Financing.

The Convertible Debentures mature on July 22, 2022 (the “Maturity Date”) and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5.0% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, issuable at a price equal to the volume-weighted average trading price of the common shares calculated in US dollars on the exchange or market which has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days (“20-day VWAP”) ending three trading days preceding the date such interest payment is due.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

The 2017 Debentures are convertible at the holders’ option, in whole or in part, into common shares at a conversion price (the “2017 Conversion Price”) of US$2.6919 per share, subject to adjustment. The Company may redeem the 2017 Debentures, in whole or in part, from July 21, 2020 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2017 Conversion Price.

The 2016 Debentures are convertible at the holder’s option, in whole or in part, into common shares of the Corporation at a conversion price (the “2016 Conversion Price”) of US$2.3261 per common share, subject to adjustment. The Company may redeem the 2016 Debentures in whole or in part from June 10, 2019 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2016 Conversion Price.

Upon completion, of a change of control (which includes in the case of the Investors’ right to require the Company to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the Investors of the Convertible Debentures may require the Company to redeem, or the Company has the right to redeem, any outstanding Convertible Debentures in cash at: (i) on or prior to July 21, 2020 for the 2017 Debenture and on or prior to June 10, 2019 for the 2016 Debenture, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the Investors of the Convertible Debentures to convert the Convertible Debentures into common shares of the Company at the 2017 Conversion Price or 2016 Conversion Price, as applicable, provided the consideration payable upon the change of control exceeds the 2017 Conversion Price or 2016 Conversion Price, respectively, and is either payable in cash or is payable in property or securities which the holders of the 2017 Debentures or 2016 Debentures, as applicable, in their sole discretion, wish to receive.

A “change of control” of the Company is defined as: (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (ii) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or (iv) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Company’s management information circular.

In consideration for the increased investment in the Company pursuant to the Financing, the Company and the Investors entered into an investor rights agreement (the “Investor Rights Agreement”) dated July 21, 2017 which provides for the following and replaced those similar provisions contained in the 2016 Debentures. The Investor Rights Agreement provides that:

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

(a)

for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed: (i) not to tender or agree to tender (or convert) the Convertible Debentures or any common shares then held to an unsolicited takeover bid that constitutes a change of control, (ii) to exercise the votes attached to all common shares then held in respect of any change of control transaction, and deposit or tender such common shares, in accordance with the recommendation of the Board, (iii) to abstain or withhold votes in respect of any common shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any common shares they hold contrary to the recommendation of the Board;

(b)

for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed to a standstill whereby they will, among other things, not acquire any securities of the Company or solicit proxies or otherwise attempt to influence the conduct of security holders of the Company;

(c)

for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors are subject to restrictions on disposition applicable to any common shares they hold, consisting of giving prior notice to the Company of any proposed disposition (within a 30 day period) of more than 0.5% of the number of common shares then outstanding and either: (i) disposing of such common shares to specific willing investors identified by the Company within a seven-day period; or (ii) thereafter, disposing of such common shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Company within the seven-day period; and

(d)	for so long as the Investors hold at least 15% of the common shares (on a partially diluted basis), CEF Holdings Limited has the right to nominate one director to the Board.

Each of the foregoing covenants other than (d) shall terminate upon a completion of a Fundamental Change. A Fundamental Change means the occurrence of any of the transactions involved or items (i), (ii) or (iii) of the definition of Change of Control set out above and a change in the Company’s Chief Executive Officer.

On September 18, 2017, the Company issued 111,110 common shares for the acquisition of the remaining 40% interest in the Dufferin Lake property (“Dufferin”). Dufferin comprises five contiguous mineral dispositions covering an area of 10,910 hectares and is located approximately 360 kilometres northwest of La Ronge, Saskatchewan.

Exploration

On January 23, 2017, the Company commenced a 35,000 metre winter drill program, using seven rigs. The winter drill program was completed on May 2, 2017 with a total of 40,768.5 metres drilled and 64 completed holes.

Highlights of the 2017 winter drill program included the (i) continued confirmation of grade continuity in the A1, A2 and A3 shears with in-fill drilling; (ii) intersection of high-grade uranium mineralization in a step-out hole in the A3 shear akin to the mineralization intersected in the higher grade A2 sub-zone; (iii) intersection of broad zones of uranium mineralization including narrow zones of high grade mineralization in the A1 through A4 shears in widely spaced step-out holes both northeast and southwest of the Arrow deposit; and (iv) discovery of narrow zones of mineralization in the “gap area” southwest of the Arrow deposit.

On March 6, 2017, the Company announced the following updated mineral resource estimate on the Rook 1 Project having an effective date of December 20, 2016:

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Structure	Tonnage (tonnes)	Grade (U308%)	Metal U308 (U308 lbs)
Indicated Mineral Resources
A2 High Grade	400,000	18.84	164,900,000
A2	790,000	0.84	14,500,000
Total	1,180,000	6.88	179,500,000
Inferred Mineral Resources
A1	860,000	0.76	14,300,000
A2 High Grade	30,000	12.72	8,600,000
A2	1,100,000	0.76	18,500,000
A3 High Grade	150,000	8.74	28,200,000
A3	1,460,000	1.16	37,300,000
A4	550,000	1.07	12,900,000
180 m SW	110,000	0.94	2,300,000
Total	4,250,000	1.30	122,100,000

Notes:
1.	CIM Definition Standards were followed for mineral resources.
2.	Mineral resources are reported at a cut-off grade of 0.25% U308 based on a long-term price of US$65 per lb U308 and estimated costs.
3.	A minimum mining width of 1.0 m was used.
4.	Numbers may not add due to rounding.

On July 12, 2017, the Company commenced a 25,000 metre summer drill program using seven rigs which was subsequently expanded to 40,000 metres using eight rigs. The summer drill program was completed on November 6, 2017 with a total of 44,780.9 metres drilled and 82 completed holes. Highlights of the 2017 summer drill program included the (i) continued confirmation of grade continuity in the A1, A2 and A3 shears with in-fill drilling; (ii) intersection of mineralization in step-out drilling immediately adjacent to the Arrow deposit; (iii) discovery off a new zone of “off-scale” radioactivity at South Arrow defined by the occurrence of narrow massive pitchblende veining; and (iv) the execution of a pre-feasibility level geotechnical drilling program.

On July 31, 2017, the Company announced the results of the PEA in respect of the Arrow deposit which was based on the updated mineral resource estimate set forth above.

PEA Financial Highlights
After-Tax Net Present Value (NPV8%)	CAD $3.49 Billion
After-Tax Internal Rate of Return (IRR)	56.7%
After-Tax Cash Payback	1.1 Years
Pre-production Capital Costs (CAPEX)	CAD $1.19 Billion
Average Annual Production (Years 1-5)	27.6 M lbs U308
Average Annual Production (Life of Mine)	18.5 M lbs U308
Mine Life	14.4 Years
Average Unit Operating Cost (Years 1-5)	CAD $5.53 (US $4.42)/lb U308
Average Unit Operating Cost (Life of Mine)	CAD $8.37 (US $6.70)/lb U308
Uranium Price Assumption	USD $50/lb U308
Saskatchewan Royalties (Life of Mine)	CAD $2.98 Billion

Note: Exchange rate CAD$1 = USD$0.80.

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

On January 29, 2018, the Company commenced a 25,000 metre winter drill program using eight drill rigs. The objectives of this drill program are to (i) expand the A3 high grade zone definition, targeting the large untested areas surrounding the A1 to A5 shears and potential extensions of the shears particularly to the north east, and further define the newly discovered high grade mineralization northwest of the A1 shear at the Arrow deposit; and (ii) define the extent of uranium mineralization in all directions at South Arrow. As of the date of this MD&A, approximately 18,353.5 metres and 30 holes have been completed as part of this drill program.

Outlook

The Company plans to continue exploring the Rook 1 Project while progressing its preliminary feasibility study (“PFS”) scheduled for completion in 2018.

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under “Risk Factors”.

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. For all quarterly periods other than those ended December 31, the information below should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dollars	2017 Dec 31	2017 Sep 30	2017 Jun 30	2017 Mar 31	2016 Dec 31	2016 Sep 30	2016 Jun 30	2016 Mar 31
Finance income	$ 548,994	$ 448,744	$ 133,549	$ 174,497	$ 271,975	$ 51,883	$ 66,510	$ 76,137
Loss (profit) for the period	$ 32,200,006	$ 2,051,191	$ (3,127,153)	$ 25,706,568	$ 15,508,785	$ (7,396,613)	$ 7,826,461	$ 1,593,033
Loss (profit) for the period attributable to common shareholders	$ 31,977,507	$ 1,828,692	$ (3,324,392)	$ 25,477,182	$ 14,974,486	$ (7,480,320)	$ 7,806,271	$ 1,593,033
Loss (profit) per common share attributable to common shareholders – basic and fully diluted	$ 0.10	$ 0.01	$ (0.01)	$ 0.08	$ 0.05	$ (0.02)	$ 0.03	$ 0.01

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration and evaluation of resource properties.

The significant fluctuations in loss (profit), particularly for the quarterly periods from September 30, 2016 to December 31, 2017, are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Convertible Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.

Interest revenue recorded as finance income has fluctuated from period to period depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

The loss (profit) per period has also fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

FOURTH QUARTER

The following information sets forth the Company’s financial performance for the three months ended December 31, 2017:

	For the three
	months ended
	December 31,	December 31,
	2017	2016
Operating expenses
Salaries, benefits and directors’ fees	$1,056,947	$1,094,465
Office and administrative	364,476	196,671
Professional fees	460,518	348,582
Travel	150,960	76,070
Depreciation	176,643	171,750
Share-based payments	4,149,137	3,586,318
Impairment of exploration and evaluation assets	87,749	964,858
Finance income	(548,994)	(271,975)
Mark to market loss on convertible debentures	23,438,863	7,311,093
Interest expense	3,189,346	1,698,111
Foreign exchange gain	(341,842)	(475,080)
Business acquisition costs of subsidiary	-	565,079
Employee relocation and other costs	-	94,868
Loss on disposal of equipment	24,905	-

Loss from operations	$32,208,708	$15,360,810

Deferred income tax expense (recovery)	(8,702)	147,975

Loss and comprehensive loss for the year	$32,200,006	$15,508,785

Loss and comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$31,977,507	$14,974,486
Non-controlling interests in IsoEnergy Ltd.	222,499	534,299

Loss and comprehensive loss for the year	$32,200,006	$15,508,785

Loss per common share attributable to the Company’s common shareholders – basic and diluted	$0.10	$0.05

Weighted average number of common shares outstanding – basic and diluted	338,759,557	304,990,562

In the three months ended December 31, 2017, NexGen incurred a net loss of $32,200,006 or $0.10 per common share, compared to a net loss of $15,508,785 or $0.05 per common share for the three months ended December 31, 2016.

Salaries, benefits and directors’ fees of $1,094,465 in the three months ended December 31, 2016 were comparable to $1,056,947 in the three months ended December 31, 2017.

Office and administrative costs increased from $196,671 in the three months ended December 31, 2016 to $364,476 in the three months ended December 31, 2017 mainly due to office and rent costs for the new Saskatoon office and investor related functions in the three months ended December 31, 2017.

Professional fees increased from $348,582 in the three months ended December 31, 2016 to $460,518 in the three months ended December 31, 2017 due to an increase legal fees, insurance and audit fees in the three months ended December 31, 2017, due to an increase in the Company’s operations.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Travel expenses increased from $76,070 in the three months ended December 31, 2016 to $150,960 in the three months ended December 31, 2017, primarily due to an increase in investor relations related travel and general corporate activity in the three months ended December 31, 2017.

Depreciation costs of $171,750 in the three months ended December 31, 2016 were comparable to $176,643 in the three months ended December 31, 2017.

Share-based payments charged to the statement of loss and comprehensive loss increased from $3,586,318 in the three months ended December 31, 2016 to $4,149,137 in the three months ended December 31, 2017. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expenses are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended December 31, 2017, 5,800,000 stock options were granted with a weighted average fair value per option of $1.99. This higher weighted average fair value per option contributed significantly to the increase in share-based payments charged in the three months ended December 31, 2017 as compared to the three months ended December 31, 2016.

Impairment of exploration and evaluation assets decreased from $964,858 in the three months ended December 31, 2016 to $87,749 in the three months ended December 31, 2017 due to a reduction in the number of mineral claims relinquished in the three months ended December 31, 2017.

Finance income increased from $271,975 in the three months ended December 31, 2016 to $548,994 in the three months ended December 31, 2017 mainly due to additional interest earned on the proceeds of the Financing on July 21, 2017.

The Company incurred a mark to market loss on the Convertible Debentures of $23,438,863 during the three months ended December 31, 2017 as compared to a mark to market loss of $7,311,093 in the three months ended December 31, 2016. This mark to market loss results from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The loss was primarily the result of fluctuations in the Company’s share price and foreign exchange rates.

Interest expense increased from $1,698,111 in the three months ended December 31, 2016 to $3,189,346 in the three months ended December 31, 2017 due to interest paid and accrued on the 2016 Debentures and for interest paid and accrued on the new 2017 Debentures issued on July 21, 2017, with the Convertible Debentures bearing interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred a foreign exchange gain of $475,080 in the three months ended December 31, 2016 compared to a foreign exchange gain of $341,842 in the three months ended December 31, 2017. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on December 31, 2017.

Business acquisition costs decreased from $565,079 in the three months ended December 31, 2016 to $nil in the three months ended December 31, 2017 due to costs incurred as part of a series of transactions relating to the listing of IsoEnergy on the TSX-V in the three months ended December 31, 2016.

Employee relocation and other costs decreased from $94,868 in the three months ended December 31, 2016 to $nil in the three months ended December 31, 2017 primarily due to the relocation of IsoEnergy’s chief executive officer to Canada in the three months ended December 31, 2016, a non-recurring event.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Loss on the disposal of equipment increased from $nil in the three months ended December 31, 2016 to $24,905 in the three months ended December 31, 2017 due to the disposal of field equipment in the three months ended December 31, 2017.

A deferred income tax expense of $147,975 was incurred in the three months ended December 31, 2016 as compared to a recovery of $8,702 in the three months ended December 31, 2017. This relates to IsoEnergy’s deferred income tax recovery on qualifying expenditures made in the three months ended December 31, 2017.

LIQUIDITY AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses. As at December 31, 2017, the Company had an accumulated deficit of $88,038,390.

As at the date of this MD&A, the Company has approximately $160.1 million in cash and cash equivalents and approximately $3.6 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $156.3 million.

On July 21, 2017, the Company completed the Financing raising total gross proceeds of US$110 million.

The Financing positions the Company to continue its planned 2018 winter exploration program at the Rook 1 Project and complete the PFS, while maintaining current corporate capacity (including servicing the interest payments on the Convertible Debentures to maturity), which includes wages, consulting fees, professional fees, costs associated with the Company’s office in Vancouver and Saskatoon and fees and expenditures required to maintain all of its tenements. The nature and extent of future and additional exploration, pre-development activities and capital expenditures will depend upon an assessment of the results of the PFS and 2018 winter drill program.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

	(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Convertible Debentures (1)	$192,031,667	$7,800,000	$15,600,000	$168,631,667	(3)	$-
Office leases (2)	$885,735	360,975	524,760	-		-
Total contractual obligations	$192,917,402	$8,160,975	$16,124,760	$168,631,667		$-

(1)	Cash interest payments on the Convertible Debentures converted from US$ into C$ at a rate of 1.30.
(2)	Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy’s corporate head office.
(3)

This includes repayment of the US$120 million principal amount of Convertible Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.30).

On March 20, 2017, the Company signed a new lease agreement in respect of new office premises in Saskatoon. As a result, NexGen’s obligations increased by $5,290 per month, for a term of three years. The Company continues to seek a tenant to sublet its existing Saskatoon office premises.

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Even with the recent Financing, circumstances that could impair the Company’s ability to raise future additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business”.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at December 31, 2017 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the years ended
	December 31, 2017	December 31, 2016
Short-term compensation (1)	$4,101,441	$3,189,845
Share-based payments (stock options) (2)	$8,830,606	$7,686,442
	$12,932,047	$10,876,287

Notes:

(1)

Short-term compensation to key management personnel for the year ended December 31, 2017 amounted to $4,101,441 (2016 - $3,189,845) of which $3,164,827 (2016 - $2,474,975) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $936,613 (2016 - $714,870) was capitalized to exploration and evaluation assets.

(2)

Share-based payments to key management personnel for the year ended December 31, 2017 amounted to $8,830,606 (2016 - $7,686,442) of which $7,696,538 (2016 - $6,921,942) was expensed and $1,134,068 (2016 - $764,500) was capitalized to exploration and evaluation assets.

As at December 31, 2017, there was $542,361 (December 31, 2016 - $15,000) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of NxGold Ltd. (“NxGold”) (formerly Lancaster Capital Corp.). During the year ended December 31, 2017, one of the Company’s directors was appointed as a corporate officer of NxGold and two of the Company’s directors were appointed as directors of NxGold.

On February 26, 2016, the Company issued 49,861 common shares to NxGold on the exercise of its option to acquire the remaining 25% interest in the Madison and 2Z properties held by NxGold.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 2, 2018, there were 343,322,690 common shares, 33,808,333 stock options and no preferred shares issued and outstanding.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Set forth below are details regarding the outstanding stock options.

	Number of	Number	Exercise
	Options	Exercisable	Price	Expiry Date

	1,450,000	1,450,000	$ 0.400	July 30, 2018
	250,000	250,000	$ 0.300	December 19, 2018
	2,625,000	2,625,000	$ 0.400	May 23, 2019
	750,000	750,000	$ 0.400	June 2, 2019
	4,550,000	4,550,000	$ 0.460	December 24, 2019
	4,200,000	4,200,000	$ 0.500	May 27, 2020
	500,000	500,000	$ 0.620	September 22, 2020
	4,525,000	4,525,000	$ 0.640	December 16, 2020
	250,000	166,667	$ 2.690	June 8, 2021
	5,275,000	3,516,666	$ 2.650	June 23, 2021
	3,300,000	2,200,000	$ 2.240	December 15, 2021
	100,000	100,000	$ 3.300	July 22, 2018
	250,000	83,334	$ 3.110	April 22, 2022
	1,475,000	491,666	$ 2.930	November 13, 2022
	8,333	8,333	$ 3.390	July 22, 2018
	4,300,000	1,441,667	$ 3.390	December 14, 2022
Total	33,808,333	26,858,333

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

Information about significant areas of estimation uncertainty considered by management in preparing the Annual Financial Statements is as follows:

(i)        Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

(ii)        Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii)        Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Convertible Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements and have been consistently followed in the preparation of these financial statements except for the following change in accounting policy:

Change in Accounting Policy

In the prior year, the proceeds allocated to the flow-through premium was recognized as “income on reduction of flow-through premium liability” in the consolidated statement of loss and comprehensive loss over the period that the flow-through proceeds were spent on eligible exploration expenditures. Commencing January 1, 2017, this premium is measured on the same basis, however, it is recorded as a deferred tax benefit. The Company voluntarily changed this classification with a view to better present the results of the Company. The impact on the statement of loss and comprehensive loss and statement of cash flows for the three-month and fiscal periods ended December 31, 2017 is a $8,702 and $33,312, respectively, reclassification from income on reduction of flow-through premium liability to deferred income tax recovery.

Future Accounting Pronouncements:

The following standards have not been adopted by the Company and are being evaluated to determine their impact:

IFRS 9 is a new standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. There are no material differences expected as a result of adopting the new standard.

IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements based on the leases in place at December 31, 2017.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

IFRS 2 is an amended standard to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments provide for the accounting of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company has historically relied on the equity markets to fund its activities.

As discussed above, the Company completed a Financing raising gross proceeds of US$110 million in the fiscal period ended December 31, 2017. In addition to holding sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity, the Company is investing the remaining proceeds from the Financing into short-term financial instruments offering the highest yields.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the fiscal year ended December 31, 2017.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as such terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). DC&P is intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported accurately within prescribed time periods. ICFR is intended to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS, as issued by the IASB.

The Company’s Chief Executive Officer and Chief Financial Officer have caused the effectiveness of the Company's ICFR and DC&P as at December 31, 2017 be evaluated under their supervision. Based on their evaluation, it has been concluded that as at December 31, 2017, each of the Company's ICFR and DC&P is effective, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control — Integrated Framework (2013).

There have been no changes in the Company’s ICFR during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The fair value of the Company’s Convertible Debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

       (a)        Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand and short-term investments are held at two financial institutions. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

       (b)        Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2017, NexGen had a cash and cash equivalents balance of $164,943,850 to settle current liabilities of $3,014,430.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

       (c)        Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

       (i)        Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of December 31, 2017. The Company manages interest rate risk by maintaining an investment policy for short term investments held in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

       (ii)        Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

       (iii)        Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

(d)        Sensitivity Analysis

As at December 31, 2017, the Company’s Australian dollar net financial assets were AUD $9,828 and its US dollar net financial liabilities were US$113,779,379. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $12,153,954 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. The primary risk factors affecting the Company are set forth below. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and above under “Industry and Economic Factors that May Affect the Business”.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company’s cash reserves and access to third party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Corporation’s properties, including the Rook 1 Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the Maturity Date and may be required to finance the repayment of all or a part of the principal amount of the Convertible Debentures. Failure to repay the Convertible Debentures in accordance with the terms thereof would have a material adverse effect on the Company’s financial position.

Uncertainty of Additional Financing

As stated above, the Company is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company’s access to third party financing depends on a number factors including the price of uranium, the results of ongoing exploration, the results of the PFS and any other economic or other analysis, the Company’s obligations under the Convertible Debentures, a claim against the Company, a significant event disrupting the Company’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook 1 Project, or require the Company to sell one or more of its properties (or an interest therein).

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

The Price of Uranium Price and Alternate Sources of Energy

The price of uranium is at historically low levels and the price of the Company’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydro-electricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Corporation and may result in the Corporation not receiving adequate return on investment capital.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company's future profitability and result in increasing costs and a decline in the value of the Common Shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company's business and financial condition.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Imprecision of Mineral Resource Estimates

Mineral resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its mineral resource estimate is well established and reflects management’s best estimates, by their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

NEXGEN ENERGY LTD.
For the fiscal year ended December 31, 2017

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, exploration risks, the price of uranium and the appeal of alternate sources of energy, uninsurable risks, reliance upon key management and other personnel, imprecision of mineral resource estimates, the risk that pending assay results will not confirm previously announced preliminary results, aboriginal title and consultation issues, deficiencies in the Company’s title to its properties, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing and other factors discussed or referred to in the Company’s current Annual Information Form under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.